UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sales Advantage LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> April 9, 2018

Physical address of issuer
9108 Allisonwood Dr, Indianapolis, IN 46250

Website of issuer
www.sales-adv.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Silicon Valley Bank, a division of First-Citizens Bank & Trust Company

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount

April 29, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2022)	**Prior fiscal year-end (December 31, 2021)**
Total Assets	$338,745	$27,602
Cash & Cash Equivalents	$226,430	$20,602
Accounts Receivable	$0.00	$0.00
Short-term Debt	$3,170	$3,630
Long-term Debt	$0.00	$0.00
Revenues/Sales	$14,867	$73,578
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$32,307	$46,787

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 1, 2023

FORM C

Up to $1,000,000.00

Sales Advantage LLC



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Sales Advantage LLC, a Delaware limited liability company (the "Company," as well as references to "Sales Advantage," "Issuer," "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in convertible notes (the "Crowd Notes" or "Securities") of the Company. Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Crowd Notes described in this Form C (this "Offering"). The minimum amount of Crowd Notes that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the

Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1)   This excludes escrow fees and costs related to the Company's advisors, such as attorneys and accountants.

(2)   The Issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.sales-adv.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 1, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON VALLEY BANK, A DIVISION OF FIRST-CITIZENS BANK & TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.sales-adv.com.

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Sales Advantage LLC (the "Company") is a Delaware Limited Liability Company, formed on April 9, 2018.

The Company is located at 9108 Allisonwood Dr, Indianapolis, IN 46250.

The Company's website is www.sales-adv.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Formed in 2018, Sales Advantage was initially founded to provide personalized services helping align products with organizations' goals through account value mapping, a strategic process used in sales and marketing to understand and optimize interactions with key accounts or clients. Recognizing general sales operations inefficiencies, it transitioned into a software company in 2022, creating an AI-driven Account Value Mapping Platform to help automate and streamline the process. With a focus on growing and capturing new revenue,[1] the company looks to empower professionals with seamless integration of research and communication, uncovering strategic insights, fostering relationships, and driving exceptional outcomes. The AI-powered solutions they offer aim to revolutionize interactions with customer accounts and ultimately enhance productivity, streamline processes, and empower informed decision-making for lasting customer success.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)[(1)]	$25,500 Principal Amount
Maximum amount of Crowd Note	$1,000,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)[(1)]	$1,020,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 29, 2024
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

(1)   Inclusive of the two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering to which the Intermediary is entitled at the conclusion of the offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

---

[1] https://www.linkedin.com/company/sales-advantage-llc/

RISK FACTORS

Risks Related to the Company's Business and Industry

As a provider of products and services that are dependent on certain artificial intelligence capabilities, our business depends on developing and maintaining productive relationships with vendors of artificial intelligence.

We depend on our vendor to sell us quality products at favorable prices. Many factors outside our control could adversely affect our vendor's ability to provide quality services at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Consolidation could also limit the number of providers from which we may purchase artificial intelligence services and could materially affect the prices we pay for these services.

We depend on a third-party service provider for our core artificial intelligence functions and services.

In certain instances, we rely on a single provider because the relationship is advantageous due to quality, price, or lack of alternative sources. If provided services or functions related to artificial intelligence were interrupted, not performed, or the performance was poor, and we were not able to find alternate third-party providers, this could impact our ability to provide those of our services that are dependent on artificial intelligence. Such interruptions in the provision of these services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to taxation related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a nationwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be contested or overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. The U.S. recently enacted significant tax reform, and certain provisions of the new law may adversely affect us. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling, and the FCC reaffirmed the repeal in October 2020. At the state level, California, Colorado, Maine, New Jersey, Oregon, Vermont and Washington, and Puerto Rico have either adopted resolutions or passed legislation in support of net neutrality. Nine additional states have proposed net neutrality legislation in their respective 2021 sessions. Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses. The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Furthermore, favorable laws may change, including for example, in the United States where net neutrality regulations were repealed. Given uncertainty around these rules, including changing interpretations, amendments, or repeal, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of

employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.
We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state, and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

If we fail to maintain or, in newer markets establish, a positive reputation concerning our service, including the content we offer, we may not be able to attract or retain consumers, and our operating results may be adversely affected.
We believe that a positive reputation concerning our service is important in attracting and retaining consumers. To the extent our content, in particular, our original programming, is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted. To the extent our content is deemed controversial or offensive by government regulators, we may face direct or indirect retaliatory action or behavior, including being required to remove such content from our service, our entire service could be banned and/or become subject to heightened regulatory scrutiny across our business and operations. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or result in negative reaction, our ability to establish and maintain a positive reputation may likewise be adversely impacted. With newer markets, we also need to establish our reputation with consumers and to the extent we are not successful in creating positive impressions, our business in these newer markets may be adversely impacted.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.
We rely upon the ability of consumers to access our service through the internet. If network operators block, restrict, or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our membership acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted. The extent to which these incentives limit operator behavior differs across markets.

Our reputation and relationships with consumers would be harmed if our membership data, particularly billing data, were to be accessed by unauthorized persons.
We maintain personal data regarding our members, including names and billing data. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, we rely on encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our consumers' data. Despite these measures we, our payment processing services or other third-party services we use, could experience an unauthorized intrusion into our consumers' data. In the event of such a breach, current and potential members may become unwilling to provide the information to us necessary for them to remain or become consumers. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. We also maintain employment and personal information concerning our employees, as well as personal information of others working on our productions. Should an unauthorized intrusion into our consumers' or employees' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed,

lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by limiting the type and volume of information collected and storing this information in secure offsite locations with redundant security measures and encryption. The expenses associated with these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and merchandising technology, title selection processes and marketing activities.
Trademark, copyright, patent, and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute through our service. We use the intellectual property of third parties in creating some of our content, merchandising our products and marketing our service. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service or merchandise our products. We may also have to remove content from our service or remove consumer products or marketing materials from the marketplace. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

We will need to deploy capital to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Jamal Malik and Micah Smith who hold the titles Chief Executive Officer and Head of Research and Development, respectively.

The Company has or intends to enter into employment agreements with Jamal Malik and Micah Smith although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jamal Malik and Micah Smith or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jamal Malik and Micah Smith in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jamal Malik and Micah Smith die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Bo bard and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive, or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or

expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition, and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire, or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling, and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer

viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our success depends on consumer acceptance of our content, and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market, and distribute co-viewing events and other content that meet the changing preferences of the broad domestic consumer market. We also obtain a significant portion of our content from third parties, such as movie studios and other suppliers. While licensing terms are presently favorable, entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be withheld, conditioned, or delayed in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is owned by one owner.
Prior to the Offering the Company's Jamal Malik, Micah Smith, and Mazen Sadat, each own over 15% of the Company's membership interests and have the authority to manage and control the Company and act on its behalf. Subject to any fiduciary duties owed to our investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the appointment of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before

the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Formed in 2018, Sales Advantage was initially founded to provide personalized services helping align products with organizations' goals through account value mapping, a strategic process used in sales and marketing to understand and optimize interactions with key accounts or clients. Recognizing general sales operations inefficiencies, it transitioned into a software company in 2022, creating an AI-driven Account Value Mapping Platform to help automate and streamline the process. With a focus on growing and capturing new revenue,[2] the company looks to empower professionals with seamless integration of research and communication, uncovering strategic insights, fostering relationships, and driving exceptional outcomes. The AI-powered solutions they offer aim to revolutionize interactions with customer accounts and ultimately enhance productivity, streamline processes, and empower informed decision-making for lasting customer success.

Business Plan

Sales Advantage offers its Account Value Mapping platform (which includes the chatbot feature) via an SaaS (Software as a Service) model. Information regarding the company's pricing is as follows:


Monthly
Yearly
Enterprise Organization
For large team with the most demanding needs.
$79 per month
Start trial
Most popular
Team Starter
For smaller to medium teams that want to collaborate with up to 5 members.
$87 per month
Start trial
Solo Seller
A great way for individual sellers to level up their game.
$99 per month
Start trial

[2] https://www.linkedin.com/company/sales-advantage-llc/


Monthly
Yearly
Enterprise Organization
For large team with the most demanding needs.
$790 per year
Start trial
Most popular
Team Starter
For smaller to medium teams that want to collaborate with up to 5 members.
$870 per year
Start trial
Solo Seller
A great way for individual sellers to level up their game.
$990 per year
Start trial

The company has stated that all features are available in all plans and claims that pricing is currently set based on initial features and may change based on market demand and future feature improvements and additions. Users have the option to experience a 30-day free trial for each of the account plans.

History of the Business

Sales Advantage began as a services organization, leveraging Jamal Malik's expertise in engaging with C-level executives and understanding their organizational goals and strategies. Through customized account value mapping, the company initially focused on aligning products with the priorities of various organizations, helping to build rapport and trust between sellers and customers. However, the process was labor-intensive and required an in-depth understanding of each customer's specific needs, which could be a time-consuming endeavor. Recognizing the limitations of this approach and the ever-growing demand for scalable, efficient solutions in the sales industry, the company identified an opportunity to innovate. In 2022, Sales Advantage pivoted to become a software company, shifting its focus from providing one-on-one services to developing an application that could automate much of the process. This transformation was driven by the desire to reach a broader market, enhance efficiency, and offer a more cost-effective solution for sellers. The pivot to a software platform allowed Sales Advantage to leverage technology, specifically AI, to analyze vast amounts of information, like annual reports and 10-K filings, quickly. This led to the creation of the Account Value Mapping Platform, which was engineered to enable sellers to understand their customers' priorities and strategies in a more streamlined manner. By evolving from a services organization to a software company, Sales Advantage aims to address a significant market need, positioning itself as a pioneer in AI-driven account planning solutions. This pivot reflected an understanding of the evolving landscape of the sales industry and a commitment to innovation and growth. It allowed Sales Advantage to expand its reach, provide more value to its clients, and potentially revolutionize the way businesses approach sales strategy.

The Company's Products and/or Services

Product / Service	Description	Target Market
Account Value Mapping Platform	Sales Advantage offers an Account Value Mapping Platform, a tool designed to aid sellers in understanding and aligning with their customers' organizational goals, investments, and outcomes. By utilizing AI-driven insights and analytics, the platform helps users to create an account value map that highlights key business drivers and priorities, allowing for a more targeted and strategic approach to engage with customers. This helps not only build rapport and trust but also helps design the proposal of feasible solutions that can be handed off to local account teams for execution. Through robust analytics and team collaboration features, the platform looks to transform traditional account planning methods, helping sales and marketing teams to create more efficient market research and increase customer acquisition. Features include: Account Value Maps, AI Insights, Value Proposition Generator, Sales Intelligence Chatbot, Team Collaboration, and Customer Engagement and Value Map Sharing	Enterprise organizations, small and medium-sized businesses (SMBs), sales teams and managers, sales strategists and consultants, technology companies, sales trainers and coaches, early adopters and innovators, and industry-specific clients.

Product Roadmap

Q1 2024: CRM Integration & Compatibility
- CRM Integration: seamlessly connect with existing CRM platforms
- API development: allow for integrations with other business systems

Q2 2024: BDR User Experience & Interface
- Intuitive design: develop user-friendly interfaces for business development representatives (BDRs) and sales teams
- Personalization: allow for user-specific configurations and preferences
- Feedback mechanism: implement systems for users to provide feedback on tool experience

Q3 2024: BDR Automation & Workflows
- Task automation: automate routine tasks like lead scoring, follow-up, reminders, etc.
- Workflow customization: allow users to define and customize their sales workflows
- Event triggers: implement actions based on specific customer behaviors or data changes

Q4 2024: Automated Account Based Marketing
- Email outreach and AI videos: deploy automated emails enhanced with AI-driven video content to attract and educate potential customers

- Customer journey: map and optimize the journey of potential customers from initial contact to conversion, ensuring a smooth and intuitive experience
- Lead qualification and opportunity identification: utilize AI to identify potential leads and evaluate their readiness or suitability for conversion

Q1 2025: Opportunity Triage
- Sentiment analysis: analyze customer interactions and feedback to gauge sentiment and potential purchase intent
- Opportunity routing: based on sentiment analysis and lead qualification, route potential opportunities to the appropriate sales team or individual
- Catalog: categorize and catalog opportunities for easy reference and follow-up

Competition

The Company's primary competitors are Zoominfo (NASDAQ: ZI), Highspot, Databook, Yalo, and Demandbase.

The Company's target customer base includes: enterprise organizations, small and medium-sized businesses (SMBs), sales teams and managers, sales strategists and consultants, technology companies, sales trainers and coaches, early adopters and innovators, and industry-specific clients.

Intellectual Property

We do not currently have any intellectual property.

Governmental/Regulatory Approval and Compliance

Data Privacy Regulations: Since Sales Advantage's platform handles customer data and potentially sensitive information, compliance with data privacy laws like GDPR in Europe, CCPA in California, and other regional privacy laws is crucial. These regulations require transparent handling of personal data, including clear consent mechanisms, the right to access, and the ability to delete personal information. Non-compliance could lead to fines or legal actions.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 9108 Allisonwood Dr, Indianapolis, IN 46250.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds[1]	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$50,000
Investing in Product Development	0.00%	$0	30.00%	$300,000
Expanding Market Reach	0.00%	$0	8.00%	$80,000
Customer Retention and Upselling	0.00%	$0	6.00%	$60,000
Compliance and Regulation	0.00%	$0	3.00%	$30,000
Strategic Partnership and Collaborations	0.00%	$0	8.00%	$80,000
Strategic Hiring	0.00%	$0	18.00%	$180,000
Enhanced Customer Support	0.00%	$0	5.00%	$50,000
Marketing and Branding	95.00%	$23,750	17.00%	$170,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

(1) The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

(2) Percentages are rounded to the nearest hundredth of a percent.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: General change in business environment.

DIRECTORS, OFFICERS, AND EMPLOYEES

Managing Members and Officers

Name

Jamal Malik

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (CEO), Co-Founder, and Managing Member, 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sales Advantage – Chief Executive Officer, Co-Founder, and Managing Member, 2018 – Present
- Responsible for setting the company's overall strategic direction, making key decisions, and ensuring the organization's actions align with its mission and vision.
- Manages relationships with stakeholders, including investors, customers, and employees, to maintain trust, foster growth, and ensure the company's success.
- Oversees the company's financial performance, including budgeting, financial planning, and ensuring the organization remains profitable and sustainable.

Bluecollar IT – Co-Founder, June 2020 – April 2020
- Designing a scalable and sustainable business strategy.
- Identifying key market opportunities and customer segments.
- Developing pricing structures and revenue streams.

Battle Scarred Motorsports – Marketing Director, January 2022 – December 2022
- Crafting and executing strategic marketing plans.
- Leading brand management and promotional campaigns.
- Overseeing digital marketing efforts to enhance online presence.

Education and Qualifications

He attended the University of Delaware, Northwestern University, and earned a Master of Business Information Systems from the University of Phoenix.

Name

Micah Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head of Research and Development (R&D), Co-Founder, and Managing Member, 2021 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sales Advantage – Head of Research and Development (R&D), Co-Founder, and Managing Member, 2018 – Present
- Responsible for developing and implementing the company's technology strategy, aligning it with overall business goals, and staying updated on emerging technologies to maintain a competitive edge.
- Leads and manages the technology team, including hiring, training, and providing guidance to ensure that projects are executed effectively and efficiently.
- Tasked with safeguarding the company's digital assets by overseeing cybersecurity measures and ensuring that the organization complies with relevant data protection and privacy regulations.

Acolyte Health – Advisor, February 2022 – October 2022
- Helped provide insights on technology and architecture as an advisor for Acolyte Health.
- Stayed informed about industry developments in order to provide the organization with up-to-date and relevant advice.

Revint Solutions SVP of DRG Validation R&D, 2018 – 2021
- Responsible for providing strategic leadership and direction for the Research and Development team focused on DRG (Diagnosis-Related Group) validation, guiding the team in the creation and improvement of innovative validation methodologies.
- Oversaw the development and maintenance of rigorous quality assurance processes to ensure the accuracy and compliance of DRG validation techniques with industry standards and regulatory requirements.
- Managed the R&D team, and was responsible for fostering a culture of innovation, collaboration, and continuous improvement within the department to drive successful DRG validation projects.

Education and Qualifications

Bachelor's degree in Business Administration and Management as well as a Bachelor's degree in Management Information Systems from Oregon State University

Name

Mazen Sadat

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member, 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sales Advantage – Managing Member, 2022 – Present
- Helps provide governance, strategic direction, and oversight to help ensure the organization's success and the fulfillment of its mission.

KMicro Tech – Management Executive and CEO, 2013 – Present
- Responsible for setting and driving the overall strategic direction of the organization, ensuring that it aligns with the company's mission and objectives.
- Oversees the allocation of resources, including budget, personnel, and technology, to various projects and departments to maximize efficiency and achieve business goals.
- Makes critical decisions, interacts with key stakeholders, and represents the organization's interests to ensure its success and growth.

Mazen's other business ventures include:
- Business Digital Research – CEO and Officer, 2009 – Present
- Enterprise Shield – CEO, 2018 – Present

Education and Qualifications

Advanced Management Program, Business Administration and Management, General from the University of California, Berkeley, Haas School of Business.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Indiana.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	1,249
Voting Rights	The Members shall manage the Company. Each Member owns at least 15% of the Company's membership interests and has the authority to manage and control the Company and act on its behalf, except as limited by the Act or this Agreement.
Anti-Dilution Rights	N/A
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues additional membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The membership interests are equity securities of the Company while the Crowd Notes convert into equity securities upon the occurrence of certain events.

As of August 2023, the Company did not have any material debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Membership Interests	224	$600,000	General Working Capital	June 23, 2022	4(a)(2)

Ownership

Jamal Malik, the Founder, and CEO of the company, holds a majority ownership stake with 56.05% or 700 units. Micah Smith, the Founder, and CTO, owns 24.02% or 300. Mazen Sedat, an investor who also sits on the Board of Directors, owns 17.93% or 224 units. Lastly, Walter Fawcet, serving as an Advisor, holds 2.00% or 25 units.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
Jamal Malik	56.1%
Micah Smith	24.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Sales Advantage was initially founded to provide personalized services helping align products with organizations' goals through account value mapping, a strategic process used in sales and marketing to understand and optimize interactions with key accounts or clients. Recognizing general sales operations inefficiencies, the Company pivoted to software development in 2022, creating an AI-driven Account Value Mapping Platform to help automate and streamline the process. The company generated $73,578 and $14,867 from discontinued operations, which included the Market Analysis offering, in 2021 and 2022 respectively. In the second half of 2023, the company made the Account Value Mapping Platform available for purchase. As of November 2023, the company did not yet have any paying customers.

Sales Advantage expects that it should have enough liquidity to execute its business plan through June 2024.

Liquidity and Capital Resources

The proceeds of the Offering will have a significant positive impact on Sales Advantage's operations and liquidity, shaping the company's trajectory in the following ways:

Investing in Product Development	Expanding Market Research
A substantial portion of the Offering proceeds will be directed towards the continued development of the Account Value Mapping Platform, including enhancing existing features.	Management aims to acquire customers through investments in marketing and sales channels, along with strategic partnerships.

Customer Retention and Upselling

Investments into value-added services, extended support, and innovative solutions in order to drive future customer satisfaction and retention. Upselling opportunities will also be explored.

Compliance and Regulation

Help ensure alignment with governmental regulations and industry standards to mitigate potential legal and compliance risks, which could otherwise result in financial losses.

Strategic Partnerships and Collaborations

The funds will help facilitate engagement with industry leaders and technology partners to build collaborations that can leverage mutual strengths and open new avenues for revenue.

Strategic Hiring

The proceeds will provide the resources to hire key personnel such as Chief Operating Officer (COO), Chief Marketing Officer (CMO), and Sales Teams as needed to support growth and enhance the company's talent pool.

Enhanced Customer Support

The funds will facilitate investments in customer support infrastructure, seeking a responsive and personalized service experience.

Marketing and Branding

Investment in marketing initiatives to drive customer acquisition and brand recognition, further solidifying the company's competitive positioning.

In summary, the Offering proceeds are anticipated to substantially enhance Sales Advantage's operational capabilities and liquidity position, positioning it for robust growth, increased competitiveness, and long-term sustainability. It represents a significant milestone enabling the company to execute its strategic plan more effectively.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,000,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 29, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap
$6,000,000 ($6.0 million)

Not Currently Equity Interests
The Crowd Notes are not currently equity interests in the Company and can be thought of as the right to receive membership units at some point in the future upon the occurrence of certain events.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our Company but receives membership units at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into membership units of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into membership units of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred membership units following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of Securities converted into preferred membership units in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into preferred membership units that are issued in connection with the Qualified Equity Financing, which we refer to as "Conversion Units," equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Units will be on the same terms and conditions applicable to the membership units sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive membership units of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the price paid for preferred membership units by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our membership units that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our membership units), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred membership units upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred membership units that is identical in all respects to preferred membership units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Units in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Membership Units), except that the liquidation preference per membership unit of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as:

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our Company with or into another entity (except a merger or consolidation in which the holders of membership units of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership units of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding membership units of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our formation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred membership units of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of membership units that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our membership units), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Units; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, shadow series interests shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any member/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the equity securities into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days (or such other period as determined by the IPO underwriters) following such IPO.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE

INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Related Person/Entity	SC Paseo Court LLC
Relationship to the Company	Managing Member
Total amount of money involved	$600,000
Benefits or compensation received by related person	Membership units
Benefits or compensation received by Company	Working capital
Description of the transaction	As of November 2023, the Company has received $600,000 from SC Paseo Court LLC.

Related Person/Entity	Jamal Malik
Relationship to the Company	Managing Member
Total amount of money involved	$25,000
Benefits or compensation received by related person	Membership units
Benefits or compensation received by Company	Working capital
Description of the transaction	As of November 2023, the Company has received $25,000 from Jamal Malik.

Related Person/Entity	Micah Smith
Relationship to the Company	Managing Member
Total amount of money involved	$17,000
Benefits or compensation received by related person	Membership units
Benefits or compensation received by Company	Working capital
Description of the transaction	As of November 2023, the Company received $17,000 from Micah Smith.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jamal Malik
(Signature)

Jamal Malik
(Name)

CEO & Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jamal Malik
(Signature)

Jamal Malik
(Name)

CEO & Managing Member
(Title)

December 1, 2023
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Webinar Transcript

EXHIBIT A

Financial Statements

Sales Advantage LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sales Advantage LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 22, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	226,430	20,602
Total Current Assets	226,430	20,602
Non-current Assets		
Intangible Assets: Software, net of Accumulated Amortization	112,314	7,000
Total Non-Current Assets	112,314	7,000
TOTAL ASSETS	338,745	27,602
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,170	3,630
Total Current Liabilities	3,170	3,630
TOTAL LIABILITIES	3,170	3,630
EQUITY		
Total Equity	335,575	23,971
TOTAL LIABILITIES AND EQUITY	338,745	27,602

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue from Discontinued Operations	14,867	73,578
Gross Profit	14,867	73,578
Operating Expenses		
Advertising and Marketing	5,141	5,565
General and Administrative	28,467	20,839
Amortization	12,479	-
Total Operating Expenses	46,087	26,404
Operating Income (loss)	(31,220)	47,174
Other Income		
Other	13	30
Total Other Income	13	30
Other Expense		
Other	1,100	417
Total Other Expense	1,100	417
Net Income (loss)	(32,307)	46,787

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(32,307)	46,787
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	12,479	-
Accounts Payable and Accrued Expenses	(460)	9,069
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	12,019	9,069
Net Cash provided by (used in) Operating Activities	(20,288)	55,856
INVESTING ACTIVITIES		
Software Development	(117,794)	(7,000)
Net Cash provided by (used by) Investing Activities	(117,794)	(7,000)
FINANCING ACTIVITIES		
Net Member contributions/(distributions)	343,910	(46,549)
Net Cash provided by (used in) Financing Activities	343,910	(46,549)
Cash at the beginning of period	20,602	18,294
Net Cash increase (decrease) for period	205,829	2,307
Cash at end of period	226,430	20,602

Statement of Changes in Member Equity

| | Member Capital | |
	# of Units	Total Member Equity
Beginning Balance at 1/1/2021	1,249	23,733
Capital Contributions	-	10,500
Capital Distributions	-	(57,049)
Net Income (Loss)	-	46,787
Ending Balance 12/31/2021	1,249	23,971
Capital Contributions	-	400,000
Capital Distributions	-	(56,090)
Net Income (Loss)	-	(32,307)
Prior Period Adjustment	-	-
Ending Balance 12/31/2022	1,249	335,575

Sales Advantage LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sales Advantage, Inc ("the Company") was formed in Delaware on April 9th, 2018. The Company plans to earn revenue using a SaaS platform that capitalizes on artificial intelligence and machine learning technologies, merging them with advanced data analytics to propel the differentiation and positioning of B2B SaaS companies and their partners. In 2022 and 2021, the Company generated revenue from services involving market analysis utilizing structed data provided by the SEC; however, the Company has discontinued these services to focus efforts on the development of its software asset and future product offerings. The Company's headquarters is in Los Angeles, California. The Company's customers will be primarily based in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

In 2022 and 2021, the Company generated revenue from market analysis services. The Company's primary performance obligation was the provision of insightful assessments of market data and trends, enabling informed decision-making in the securities market. The Company received payment at the commencement of each engagement and recognized revenue at the completion of each product when performance obligations became satisfied.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Please see "Note 6".

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest represented by Membership Units. Profits and losses are allocated to each member in accordance with the Operating Agreement.

As of December 31, 2022, the company has issued 1,249 Membership Units in return for $642,000 in capital contributions. See "Note 7 – Subsequent Events."

For some of the aforementioned Membership Units, the Company entered into Subscription Agreements with two parties: the first party was offered an agreement for 112 Membership Units in exchange for a $300,000 contribution, and the second party, as consideration for services to be rendered, was issued an agreement for 25 Membership Units subject to a Repurchase Option that shall vest at a rate of 5 Units every 6 months, and is entitled to receive 40 additional Membership Units if the Company signs 2 contracts to co-sell the Company's services to third parties.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 22, 2023, the date these financial statements were available to be issued.

Some of the equity contributions the Company received, $100,000, and $50,000, were received on March 13, 2023, and July 7, 2023, respectively.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has discontinued its previous principal operations, realized losses during one of the years presented, may continue to generate losses, and has experienced negative cash flows from operating activities in the year ending 2022. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

AI and ML models are all based on OpenAI and Microsoft platforms. Significant changes and disruptions to this technology stack could impact our ability to develop new functionalities in our platform.

EXHIBIT B

Company Summary



Company: Sales Advantage

Market: Sales Enablement Platform

Product: Sales intelligence and collaboration toolset

Company Highlights

- In June 2023, the company released the Sales Advantage Account Value Mapping (AVM) Platform, the inaugural version of its tech powered sales enablement platform
- The platform has been engaging in pilots with employees from various technology companies, including Google, Amazon Web Services (AWS), and Sada
- Chief Executive Officer (CEO) and Co-Founder, Jamal Malik, was a sales leader at Microsoft where he helped develop the Microsoft Sales Process (MSP)[i]
- Chief Technology Officer (CTO) and Co-Founder, Micah Smith helped complete an exit with CloudMed Solutions, a clinical documentation and reimbursement solution[ii] [iii]

WHY IT'S INTERESTING

In today's business landscape, data has become a valuable competitive edge for a lot of companies. The ability to uncover actionable insights can empower businesses to execute more effective sales strategies.[iv] In fact, a 2020 Gartner Future of Sales 2025 report projected that 60% of business-to-business (B2B) sales organizations will transition from experience- and intuition-based selling to data-driven selling by 2025.[v] Establishing credibility with business decision-makers can often be paramount for success,[vi] and to do so, some sales professionals have been grappling with the challenge of gaining profound customer insights.[vii] By analyzing key company information, sales professionals can better position solutions that align with the customer's goals, challenges, and initiatives.[viii] According to Grand View Research, the worldwide market value of sales enablement platforms reached $4.02 billion in 2022, and forecasts suggest a projected compound annual growth rate (CAGR) of 15.8% from 2023 to 2030.[ix] In this evolving landscape, the emergence of a novel solution may pique the interest of industry experts and professionals alike, potentially addressing these challenges and revolutionizing sales enablement.

The Sales Advantage's Account Value Mapping Platform, powered by AI, is designed to uncover deep customer insights, enabling distinct value propositions. The platform is built to analyze data, like annual reports from public companies, and aims to help with pinpointing decision-makers, tailoring messages, and strengthening customer relationships. By leveraging AI for robust insights, the platform looks to help businesses enhance sales strategies and relationships, aided by user-friendly, real-time data access.[x] The company's platform has already been piloted by employees of various technology companies, including Google, AWS, and Sada. Notably, the CEO and Co-Founder, Jamal Malik, has extensive experience in the technology industry including over a decade at Microsoft where he held various leadership positions including Solution Architect, Senior Business Program Manager, and Director of Global Sales Transformation.[xi] Sales Advantage seeks to reshape the sales enablement landscape, offering innovative tools that can empower sales and marketing professionals.

Investment Deck



EXECUTIVE SNAPSHOT

Formed in 2018, Sales Advantage was initially founded to provide personalized services helping align products with organizations' goals through account value mapping, a strategic process used in sales and marketing to understand and optimize interactions with key accounts or clients. Recognizing general sales operations inefficiencies, it transitioned into a software company in 2022, creating an AI-driven Account Value Mapping Platform to help automate and streamline the process. With a focus on growing and capturing new revenue,[xii] the company looks to empower professionals with seamless integration of research and communication, uncovering strategic insights, fostering relationships, and driving exceptional outcomes. The AI-powered solutions they offer aim to revolutionize interactions with customer accounts and ultimately enhance productivity, streamline processes, and empower informed decision-making for lasting customer success.





COMPANY SUMMARY

Opportunity

In the world of sales, establishing credibility with business decision-makers can be imperative[xiii] and can hinge on the ability to gain profound insights into customers to craft comprehensive sales plans.[xiv] In fact, businesses that harness customer behavior data to extract insights achieve 85% higher sales growth compared to their counterparts.[xv] Furthermore, 81% of companies utilize customer data and analytics to enhance their customer understanding, but only 41% of organizations have taken the step of crafting customized offers for potential customers. The existence of this disparity can be attributed to various factors, such as subpar data quality, inadequate integration of customer data across functions and channels, and deficiencies in both resources and tools required to effectively utilize customer data for actionable insights.[xvi]

Enter Sales Advantage, a company on a mission to provide advanced sales intelligence and collaboration tools designed for enterprise and mid-market sales and marketing professionals. Its approach combines AI technologies with established methodologies to aid professionals in their sales process. By leveraging these tools, professionals can delve deep into customer insights, develop robust account plans, and enhance their ability to foster meaningful relationships, addressing a long-standing challenge within the sales industry.



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Build a lifestyle brand valued for the emotion reflected in every product and experience for riders and non-riders alike
Lead in Electric: Investing in leading the electric motorcycle market - Electric motorcycles are important to the Company's future and it is committed to and...
Win in attractive motorcycle segments and markets
Growth Beyond Bikes: Through The Hardwire, the Company plans to grow the profitability of these businesses through refreshed product and...
With respect to training and development, during the fourth quarter of 2021 the Company launched a new employee experience that involved approximately 29...
AWS Infrastructure Event Management https://aws.amazon.com/premiumsupport/programs/iem/



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SaaS solutions for Harley
My Organization's differentiated value proposition for Harley highlights the tailored solutions that cater to Harley's specific goals, investments, and efforts. By leveraging My Organization's expertise and offerings, such as AWS Supply Chain, AWS Talent Acquisition and Management, AWS Infrastructure Event Management, AWS Retail Solutions, AWS
Financial Services and Banking, and AWS Sustainability, Harley can accelerate growth, innovation, and sustainability in their industry.
By integrating My Organization's solutions into Harley's campaigns, such as global manufacturing, leading in electric motorcycles, growth beyond bikes, enhanced customer experiences, and inclusive stakeholder management, Harley can achieve competitive advantage and expand its global footprint. These solutions will support Harley's commitment to reduce its environmental impact, offer engaging experiences for riders and non-riders alike, and maintain excellence in product offerings and services.
As a result of adopting My Organization's solutions and services, Harley will be well-positioned to strengthen its leadership in the Grand American Touring, large Cruiser, and Trike segments, while winning in attractive motorcycle markets such as Adventure Touring and middleweight Cruiser. Harley's focus on electric motorcycles, backed by My Organization's expertise, will contribute to building the most desirable electric motorcycles in the world, reinforcing Harley's position as the most sought-after motorcycle brand.
Overall, My Organization's value proposition for Harley will enable the company to inspire interest in riding, foster a vibrant motorcycle culture, and build a passionate community of dedicated Harley-Davidson riders. At the same time, Harley will be able to achieve its strategic objectives across different areas such as leadership, growth, customer experience, sustainability, and stakeholder management. Through this collaboration with My Organization, Harley will not only enhance its position in the market but also pave the way for lasting success and a strong legacy for future generations.



Product

Overview

Sales Advantage offers an Account Value Mapping Platform, a tool designed to aid sellers in understanding and aligning with their customers' organizational goals, investments, and outcomes. By utilizing AI-driven insights and analytics, the platform aims to enable users to create an account value map that highlights key business drivers and priorities, allowing for a more targeted and strategic approach to engage with customers. This can help not only build rapport and trust but also design the proposal of feasible solutions that can be handed off to local account teams for execution. Through analytics and team collaboration features, the platform is engineered to transform traditional account planning methods, helping sales and marketing teams to create more efficient market research and increase customer acquisition.

This introductory video outlines the platform, showcasing how its features are designed to leverage artificial intelligence to enhance efficiency, deliver insights, and foster success in the sales process:[xvii]

Sales Advantage Account Value Mapping Platform Overview Video
https://youtu.be/l5_QRUu3nkU?si=FVwfY6Qc-o23TGE1

Account Value Mapping Platform Features

Features included in Sales Advantage's Account Value Mapping Platform include:

Account Value Maps: Account Value Maps aim to visually depict a business strategy, utilizing the Benefits Dependency Network concept pioneered by the Cranfield School of Business.[xviii] At its essence, the map incorporates five categories of business strategy components: Goals, Investment Objectives, Benefits, Campaigns, and Projects. Arrows, or links, are employed to help articulate the relationships between these different elements.

MicroVentures



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Amerisource
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Amerisource
Amerisource
Insurance Carriers and Related Activities | Finance and Insurance
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We believe ongoing research and development expenditures by the leading pharmaceutical manufacturers will contribute to continued growth of the industry
We continue to seek opportunities to achieve increased productivity and operating income gains as we invest in and continue to implement warehouse...
We consider the increase in generic and biosimilar usage a favorable trend because generic and biosimilar pharmaceuticals have historically provided us wit...
These items include, but are not limited to, the financial condition of our customers and the realization of accounts receivable, changes in availability and...
In connection with the mitigation and containment procedures recommended by the WHO and imposed by federal, state, and local governmental authorities, ...
AI Data

AI Insights: To help expedite the map-building process, users can leverage the AI Insights feature for analysis of large filings and internet documents. AI Insights employs LLM technology to help categorize sentences into one of the five map categories. Users can then review the results and choose which information to import into the account value map. This feature is designed to allow users to search through a comprehensive SEC filings database or upload a PDF for analysis.





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AMERISOURCEBERGEN CORP
Date
2023
AMERISOURCEBERGEN CORP Form: 10-Q Report Date: 03/30/2023 Source Document:
AMERISOURCEBERGEN CORP Form: 10-Q Report Date: 12/30/2022 Source Document:
AMERISOURCEBERGEN CORP Form: 10-K Report Date: 09/29/2022 Source Document:
AMERISOURCEBERGEN CORP Form: 10-Q Report Date: 06/29/2022 Source Document:
AMERISOURCEBERGEN CORP Form: 10-Q Report Date: 03/30/2022 Source Document:
AMERISOURCEBERGEN CORP Form: 10-Q Report Date: 12/30/2021 Source Document:

Value Proposition Generator: After developing a detailed map with complete relationships, users can generate unique value propositions with the click of a few buttons. The Value Proposition Generator depends on the accuracy of the Account Value Map to extract additional insights, particularly in terms of how the seller's products and services can contribute to the achievement of the account's goals.



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We believe ongoing research and development expenditures by the leading pharmaceutical manufacturers will contribute to continued growth of the industry.
We continue to seek opportunities to achieve increased productivity and operating income gains as we invest in and continue to implement warehouse automation technology,...
We consider the increase in generic and biosimilar usage a favorable trend because generic and biosimilar pharmaceuticals have historically provided us with a greater gross...
These items include, but are not limited to, the financial condition of our customers and the realization of accounts receivable, changes in availability and demand for our...
In connection with the mitigation and containment procedures recommended by the WHO and imposed by federal, state, and local governmental authorities, we...
AI Data



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Sales Advantage, recognizing Amerisource's dedication to the continual growth of the pharmaceutical industry through ongoing research and development, presents a uniquely tailored solution. Leveraging AI Data, Sales Advantage aligns itself perfectly with Amerisource's mission and investment strategies.

Amerisource has shown its commitment to productivity and operating income gains through its investments in warehouse automation technology, the adoption of best practices in warehousing activities, and increasing operating leverage by enhancing volume per full-service distribution facility. Sales Advantage sees an opportunity to augment these efforts with its AI Data solutions.

The relevance of Sales Advantage's solutions extends to Amerisource's campaigns focused on the financial condition of their customers, realization of accounts receivable, changes in availability and demand for products and services, and operating costs. By integrating AI Data, Sales Advantage can help Amerisource mitigate potential delays related to current and future projects, an approach that aligns seamlessly with Amerisource's mitigation and containment procedures imposed by federal, state, and local governmental authorities.

Sales Advantage's contribution will not only align with Amerisource's strategic response to the pandemic but also enhance business continuity at Amerisource's distribution centers and other locations.

Ultimately, Sales Advantage's solutions promise to provide Amerisource with significant benefits. As Amerisource recognizes, the increase in generic and biosimilar usage is a favorable trend due to the greater gross profit margin opportunity they present. Sales Advantage's AI Data solutions will support this trend, helping to empower Amerisource's revenue growth, even as lower prices for generics and biosimilars continue to reduce it.

In conclusion, Sales Advantage offers Amerisource a strategic and adaptable solution that complements and enhances its existing goals and investments. By deploying AI Data, Sales Advantage can support Amerisource in achieving its ambitions, providing valuable benefits in an evolving pharmaceutical industry.

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Sales Intelligence Chatbot: Sales Advantage has introduced an interactive chatbot feature for account research. This AI-powered tool is engineered to enable users to make real-time queries to the database, posing specific questions about their accounts and receiving detailed insights within moments. The conversational interface is crafted to simplify the task of strategy analysis, seeking to make it more accessible and user-friendly. Geared towards a diverse audience, ranging from sales representatives to executives, the aim is to transform the conventional approach to researching and comprehending business strategies. The Sales Intelligence Chatbot operates independently from the Account Value Mapping feature set. It is intended to serve as a more user-friendly mechanism for account research, targeting a wider audience, while the Account Value Mapping feature set caters to the experienced seller seeking the utmost accuracy in understanding their clients.





Boeing ✏️

Transportation and Warehousing | Air Transportation

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What is the strategy summary for BOEING CO 🚀
What is BOEING CO's latest gross revenue? 🚀
What are BOEING CO's key business risks? 🚀

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Boeing Co's key business risks include:

1. General conditions in the economy and the aerospace industry, including regulatory changes.
2. Reliance on commercial airline customers.
3. The health of the aircraft production system, aircraft production rate changes, development and certification of new aircraft, and meeting stringent performance and reliability standards.
4. Budget and appropriation levels and acquisition priorities of the U.S. government, which may impact funding for defense contracts.
5. Dependence on U.S. government contracts and the impact of any changes in government defense and aerospace funding.
6. Reliance on a network of suppliers and the potential impact of supply chain issues.
7. Geopolitical and economic developments, including tariffs, trade agreements, or sanctions that may affect the company.
8. Risks associated with global operations and sales to non-U.S. customers.

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Team Collaboration: Organization owners have the ability to extend invitations to their teams to join their Sales Advantage organization. This feature can enable an interactive platform where members of the sales team can collaborate and share insights, strategies, and updates to promote alignment and enhance productivity.



Organization Settings

Manage your organization and subscription settings.

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👤 Ben Blomerley
👤 Josue Leon
👤 Micah Smith

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Customer Engagement and Value Map Sharing: Sellers can invite their customers into an interactive experience where they can explore the Account Value Map and provide their feedback. Customers that receive an invite will be presented with a limited read only / view of the map. The customer also cannot see anything else in the inviting organization's account.



Target Market

Enterprise Organizations

The Account Value Mapping Platform is designed to serve as a crucial tool for understanding and aligning with the priorities of enterprise organizations target accounts.

Small and Medium-Sized Businesses (SMBs)

SMBs that are aiming to scale their sales efforts and need an efficient way to understand and engage with their accounts may benefit from Sales Advantage's platform.

Sales Teams and Managers

Sales Advantage may cater to sales teams, managers, and individual sellers who want to quickly identify key business drivers and validate customers' emotional motivations.

Sales Strategists and Consultants

Individuals and firms specializing in sales strategy and consultation may find value in Sales Advantage's offerings.

Technology Companies

Sales Advantage believes that technology firms may be able to leverage the tool to better understand their markets in order to align their products with the strategic goals of their customers.

Sales Trainers and Coaches

Professionals who offer sales training and coaching services may also utilize Sales Advantage's platform to demonstrate best practices and strategies for selling to business decision-makers.

Early Adopters and Innovators

Those looking to stay ahead of the curve and explore innovative tools for sales and market research may form another segment of Sales Advantage's customers.

Industry-Specific Clients

Depending on the industry focus and specialization of the tool, Sales Advantage may also cater to specific verticals or industries that have unique account planning needs and challenges.

Use of Proceeds

Sales Advantage expects to use the proceeds from this round in the following categories:

Investing in Product Development

A substantial portion of the Offering proceeds will be directed towards the continued development of the Account Value Mapping Platform, including enhancing existing features.

Expanding Market Research

Management aims to acquire customers through investments in marketing and sales channels, along with strategic partnerships.

Customer Retention and Upselling

Investments into value-added services, extended support, and innovative solutions in order to drive future customer satisfaction and retention. Upselling opportunities will also be explored.

Compliance and Regulation

Help ensure alignment with governmental regulations and industry standards to mitigate potential legal and compliance risks, which could otherwise result in financial losses.

Strategic Partnerships and Collaborations

The funds will help facilitate engagement with industry leaders and technology partners to build collaborations that can leverage mutual strengths and open new avenues for revenue.

Strategic Hiring

The proceeds will provide the resources to hire key personnel such as Chief Operating Officer (COO), Chief Marketing Officer (CMO), and Sales Teams as needed to support growth and enhance the company's talent pool.

Enhanced Customer Support

The funds will facilitate investments in customer support infrastructure, seeking a responsive and personalized service experience.

Marketing and Branding

Investment in marketing initiatives to drive customer acquisition and brand recognition, further solidifying the company's competitive positioning.

If Sales Advantage raises the $25k minimum, it plans to allocate all net proceeds towards marketing and branding. Furthermore, the company expects to utilize the net proceeds from this round in the following ways based on raising the $1 million maximum:





Maximum - $1m
5%
30%
8%
6%
3%
8%
18%
5%
17%
Intermediary Fees
Investing in Product Development
Expanding Market Reach:
Customer Retention and Upselling
Compliance and Regulation
Strategic Partnerships and Collaborations
Strategic Hiring
Enhanced Customer Support
Marketing and Branding

Product Roadmap

Q1 2024: CRM Integration & Compatibility

- CRM Integration: seamlessly connect with existing CRM platforms
- API development: allow for integrations with other business systems

Q2 2024: BDR User Experience & Interface

- Intuitive design: develop user-friendly interfaces for business development representatives (BDRs) and sales teams
- Personalization: allow for user-specific configurations and preferences
- Feedback mechanism: implement systems for users to provide feedback on tool experience

Q3 2024: BDR Automation & Workflows

- Task automation: automate routine tasks like lead scoring, follow-up, reminders, etc.
- Workflow customization: allow users to define and customize their sales workflows
- Event triggers: implement actions based on specific customer behaviors or data changes

Q4 2024: Automated Account Based Marketing

- Email outreach and AI videos: deploy automated emails enhanced with AI-driven video content to attract and educate potential customers
- Customer journey: map and optimize the journey of potential customers from initial contact to conversion, to deliver a smooth and intuitive experience
- Lead qualification and opportunity identification: utilize AI to identify potential leads and evaluate their readiness or suitability for conversion

Q1 2025: Opportunity Triage

- Sentiment analysis: analyze customer interactions and feedback to gauge sentiment and potential purchase intent



- Opportunity routing: based on sentiment analysis and lead qualification, route potential opportunities to the appropriate sales team or individual
- Catalog: categorize and catalog opportunities for easy reference and follow-up

Business Model

Overview

Sales Advantage offers its Account Value Mapping platform (which includes the chatbot feature) via an SaaS (Software as a Service) model. Information regarding the company's pricing is as follows:



Monthly
Yearly
Enterprise Organization
For large team with the most demanding needs.
$79 per month
Start trial
Most popular
Team Starter
For smaller to medium teams that want to collaborate with up to 5 members.
$87 per month
Start trial
Solo Seller
A great way for individual sellers to level up their game.
$99 per month
Start trial
Monthly
Yearly
Enterprise Organization
For large team with the most demanding needs.
$790 per year
Start trial
Most popular
Team Starter
For smaller to medium teams that want to collaborate with up to 5 members.
$870 per year
Start trial
Solo Seller
A great way for individual sellers to level up their game.
$990 per year
Start trial

The company has stated that all features are available in all plans and claims that pricing is currently set based on initial features and may change based on market demand and future feature improvements and additions. Users have the option to experience a 30-day free trial for each of the account plans.


Testimonials

Sales Advantage has received support from the following users:[xix]





"This tool helped me more easily understand my customers and their corporate goals. It picked up themes that would have taken hours of research to uncover. As a seller, it gave me time back and enabled me to be crisper both internally and externally."

– Amy Kemper, Google

"The AVM Platform cuts through the minutia of the sales cycle. By helping sellers quickly identify key business drivers, the tool helps validate customers' emotional motivations and give them logical reasons to make decisions."

– Gordon Folz, New Era Technology

Technical Advances

Sales Advantage's recent technical achievements include the following:

- **In August 2023,** the company launched a beta of its new OpenAI-powered sales intelligence chatbot. This chatbot uses a vector database to drive the most relevant content from the SEC and other sources into the chat context. This enabled the chatbot to produce timely and insightful responses about the strategy of a customer's accounts.
- **In June 2023,** the company delivered a ChatGPT-based value proposition generator that uses the Account Value Map to automatically produce customer-ready differentiated value propositions. This new capability can help any seller engage with business decision makers.
- **In March 2023,** Sales Advantage launched Account Value Mapping, which looks to enable sellers to gain deep insights into their respective accounts using a methodology employed by the best enterprise sellers The AVM platform accelerates the value mapping process using AI to find the most relevant snippets within SEC filings and investor letters. A process that would normally take days now takes a few minutes.



Engagement



The platform has been piloted with and engaged by employees of various technology companies, including Google, AWS, and Sada.



HISTORICAL FINANCIALS

Sales Advantage generated revenue in 2021 and 2022 from discontinued operations including its Market Analysis service aimed at marketers to sell into specific industry or vericals within an industry. The company's revenue in 2022 was $14,867 compared to $73,578 in 2021. Furthermore, the company has not generated any income in 2023 after its shift to its new SaaS model revolving around the Account Value Mapping platform.

In 2023, through October 17, 2023, the company had approximately $209,632 in total expenses. Furthermore, the company incurred $46,000 in operating expenses in 2022, while in 2021 the company incurred $26,404 in operating expenses. A majority of the company's operating expenses have come from general and administrative expenses each year.

A breakdown of its annual expenses for 2021 and 2022 can be seen below:



2021 Operating Expense Breakdown
21%
79%
Advertising and Marketing
General and Administrative





At the end October 2023, Sales Advantage reported $51,593 of cash on hand and has been burning approximately $22,000 each month within 2023.


INDUSTRY AND MARKET ANALYSIS


Business Productivity Software

Business productivity software aims to improve productivity by optimizing time and resources spent on a task or process. This software typically helps employees optimize their workflows by utilizing various tools and reports. According to Mordor Intelligence, the Business Productivity Software Market is expected to expand from $51.43 billion in 2023 to $104.57 billion by 2028, following a compound annual growth rate (CAGR) of 15.25% throughout the forecast period. In the context of advancements in AI and the internet of things (IoT), business productivity solutions are witnessing growth. In response to the widespread adoption of remote work prompted by the recent pandemic business productivity software solutions have seen an increase in demand.[xx]

Sales Enablement Platforms

Grand View Research reported that the global market size for sales enablement platforms reached a valuation of $4.02 billion in 2022, with projections indicating a compounded annual growth rate (CAGR) of 15.8% from 2023 to 2030. This growth is propelled by the increasing demand for real-time data, analytics, and automated sales processes, which have fostered a heightened need for sales platforms. These platforms function as comprehensive tools for sales management, contributing to enhanced customer engagement between buyers and sellers. Nevertheless, potential constraints on market expansion stem from shifting consumer preferences and inconsistencies in user experiences. Additionally, challenges such as the absence of optimized content and insufficient alignment between marketing and sales teams are exerting an adverse impact on the overall market landscape.[xxi]

From a regional outlook, North America asserted its dominance in the sales enablement platform sector during 2022, capturing a 29.7% share of the revenue, and it is expected to maintain this leading position throughout the



projected period from 2023 to 2030. The report highlights that the market's expansion in this region is being propelled by the arrival of new entrants who are focused on providing AI-driven content management solutions and sales representative training.[xxii]



Sales Enablement Platform Market
Trends, by Region, 2023 - 2030
GRAND VIEW RESEARCH
29.7%
North America Market Revenue Share, 2022
Largest Market
Fastest Growing Market
Source: www.grandviewresearch.com

Customer Analytics

Customer analytics encompasses the tools and methodologies used by businesses to extract valuable insights from customer behavior data, enabling them to make more informed decisions. It can play a pivotal role in enhancing customer interactions, engagement, and retention. According to a report by The Business Research Company, the global market for customer analytics is projected to experience growth, expanding from $8.88 billion in 2022 to $10.57 billion in 2023, with a compound annual growth rate (CAGR) of 19.1%. Moreover, the market is anticipated to reach $21.07 billion by 2027, growing at a CAGR of 18.8%. Notably, North America held the largest share of the customer analytics market in 2022, while the Asia-Pacific region is poised to witness the fastest growth in the coming years, according to market analysis.[xxiii]

The Business Research Company further claims that the increasing demand for enhanced customer satisfaction is a significant driver of the customer analytics market's expansion. This heightened demand for improved customer satisfaction stems from the imperative to retain customers, gain a competitive edge, foster customer loyalty, enhance brand reputation, and facilitate overall business growth. This growing necessity for heightened customer satisfaction is expected to drive substantial demand for customer analytics, as it aids in identifying the specific actions and behaviors that lead to satisfied or dissatisfied customers by analyzing their behavioral data.[xxiv]

Venture Financing

Sales Advantage competes within the broader business productivity software industry which saw a record year of funding in 2021, with capital invested more than doubling from over $85 billion in 2020 to over $182 billion in 2021. Funding notched in at $129.68 billion in 2022, up almost 51% when compared to 2020. In 2022, the median post-money valuation rose to an all-time high of $20.14 million, an almost 24% year-over-year increase from 2021’s previous all-time high of $16.30 million. Additional venture funding highlights from the industry include:[xxv]


- Median deal size rose to $2.50 million in 2022, a new all-time high
- Total venture funding of $707.03 billion from 2012 to 2022
- Deal count of 13,826 in 2022, compared to 16,903 in 2021



Capital Invested and Deal Count in the Business Productivity Software Industry, 2012-2022

Source: PitchBook Data, Inc.

COMPETITORS



ZoomInfo (NAS: ZI): ZoomInfo is a provider of software, data, and intelligence solutions for over 30,000 global companies. Their revenue operating system, RevOS, equips B2B sales, marketing, operations, and recruitment professionals with the tools to achieve their goals by combining technology with data accuracy and comprehensive business and contact details. Through seamless integration with CRM, Sales Engagement, Marketing Automation, and Talent Management applications, ZoomInfo enables its clients to drive more predictable, faster, and sustainable business growth.[xxvi] In July 2021, ZoomInfo acquired Chorus.ai, a conversational sales intelligence tool, for $575 million.[xxvii] ZoomInfo recorded revenues of $1.098 billion in 2022, representing an increase of 47% year-over-year.[xxviii]



Highspot: Highspot is a sales enablement solution designed to optimize sales team performance. The platform provides tools to help manage sales content, train and coach sales representatives, and engage buyers effectively. Highspot offers features such as sales content management, sales plays and playbooks, buyer engagement, sales training, and sales coaching. The platform is designed to drive behavior changes and operational rigor, enabling businesses to win more deals in less time. With a strategic approach, Highspot aims to equip, train, and analyze sales reps in a single platform, for a comprehensive approach to sales enablement. The company's solutions are trusted by various global enterprises including Siemens, Aetna, Hootsuite, Lenovo, and Nasdaq.[xxix] In January 2022, Highspot raised a $248 million Series F round led by B Capital Group and D1 Capital Partners. The Series F round brought the company's total funding to approximately $660 million and valued the company at $3.65 billion.[xxx]



 **Databook:** Databook is a provider in the field of Strategic Relationship Management (SRM). Its SRM platform is designed to utilize advanced AI and Natural Language Processing (NLP) technologies to enable major B2B sales teams worldwide to efficiently establish, handle, and sustain strategic relationships on a large scale. This platform is engineered to process and comprehend vast amounts of financial and market-related data signals, generating practical sales strategies that bridge the gap between a seller's offerings and a buyer's financial challenges and sense of urgency. On average, businesses using Databook's services are reported to experience five times more customer meetings, three times greater pipeline, deals that are two and a half times larger, and a cycle time that is one and half times faster.[xxxi] In February 2022, the company secured $50 million in Series B funding in an oversubscribed round led by Bessemer Venture Partners. The Series B round valued Databook at $550 million.[xxxii]

 **Yalo:** Yalo is a conversational commerce platform engineered to integrate advanced artificial intelligence to transform business interactions. The platform offers a suite of tools designed to enhance customer engagement and sales processes. Key features include the Flow Builder, which allows users to build, launch, and test conversational commerce flows, and the Engagement tool, which drives high-quality conversations with customers through mobile marketing campaigns. Yalo's Commerce feature also enables businesses to sell products and expand their customer reach through native conversational commerce solutions. The platform also incorporates the Sales Desk, facilitating a smooth transition from chat to human agents on WhatsApp. With its Analytics tool, Yalo provides a comprehensive view of customer interactions, helping businesses optimize their conversational strategies.[xxxiii] Yalo raised a $50 million Series C round in May 2021 at a $365 million valuation.[xxxiv]

 **Demandbase:** Demandbase is a go-to-market platform that specializes in account-based marketing and sales strategies for B2B businesses. The platform offers a range of tools and solutions, including the "Demandbase One" which orchestrates account-based marketing and sales motions. Central to its offerings is the integration of account intelligence, combining user data with AI to fuel its system. This data foundation provides actionable insights, allowing businesses to better understand and engage with their target accounts. Additionally, Demandbase offers on-demand demos, self-guided product tours, and various integrations with leading technologies. The platform aims to modernize and optimize go-to-market strategies, allowing businesses can effectively reach and engage their target audience in the B2B space.[xxxv xxxvi xxxvii] In April 2021, the company raised a $88 million Series J round at a $1.09 billion valuation.[xxxviii]

EXECUTIVE TEAM

 **Jamal Malik, Founder & Chief Executive Officer:** Jamal Malik founded Sales Advantage in 2018 and currently operates as the company's Chief Executive Officer (CEO). Prior to founding Sales Advantage, he spent over a decade at Microsoft holding numerous roles. During his tenure at Microsoft, he held numerous roles including Solution Architect, Senior Business Program Manager, and Director of Global Sales Transformation. During his time at Microsoft, he developed the Microsoft Sales Process (MSP), setting a new standard in sales strategies and methodologies. Furthermore, he spearheaded the creation of the Microsoft Consumption Process (MCP) to boost the adoption and active utilization of Microsoft's wide-ranging product suite. Before Microsoft, he was a Principal Consultant at Core BTS and a Senior



Systems Engineer at ITT Systems. Finally, he was a Systems Engineer at Raytheon and a Small Systems Data Specialist for the U.S. Marine Corps. He attended the University of Delaware, Northwestern University, and earned a Master of Business Information Systems from the University of Phoenix.[xxxix]

 **Micah Smith, Head of Research and Development :** Micah Smith joined Sales Advantage in 2021 and works as the company's Head of Research and Development (R&D). Prior to joining Sales Advantage, he was SVP of DRG Validation R&D at Revint Solutions, a provider of revenue solutions for hospitals and healthcare organizations. Before that, he was co-founded and served as the Head of R&D at CloudMed Solutions, where he was responsible for all aspects of software development until the company was acquired by Revint Solutions in 2018.[xl] Finally, he spent nearly a decade at Microsoft working as a Software Development Engineer for the Enterprise Cloud Group. He earned a Bachelor's degree in Business Administration and Management as well as a Bachelor's degree in Management Information Systems from Oregon State University.[xli]

PAST FINANCING

To date, the company has raised $642,000 from the company's managing members.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $1,000,000
Valuation Cap: $6 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred membership units (Conversion Units) at a price based on the price per unit paid on a $6 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.linkedin.com/in/jamalmalik/details/experience/



ii https://www.businesswire.com/news/home/20180622005135/en/Revint-Solutions-Accelerates-Path-Towards-Enterprise-Wide-Revenue-Integrity-Announces-Strategic-Acquisitions-of-CloudMed-and-AcuStream

iii https://www.linkedin.com/in/micah-smith-3131127/

iv https://clouddamcdnprodep.azureedge.net/gdc/gdcrdptsF/original

v https://www.gartner.com/smarterwithgartner/future-of-sales-2025-data-driven-b2b-selling

vi https://www.upwardspiralgroup.com/blog/the-role-of-trust-in-marketing-and-sales-how-to-build-credibility-and-establish-trust-with-your-prospects

vii https://hbr.org/2022/10/how-to-gain-a-competitive-advantage-on-customer-insights

viii https://www.richardson.com/blog/strategic-account-planning-matters/

ix https://www.grandviewresearch.com/industry-analysis/sales-enablement-platform-market-report

x https://www.linkedin.com/posts/sales-advantage-llc_technology-work-ai-activity-7031345108948058112-3YGg?utm_source=share&utm_medium=member_desktop

xi https://www.linkedin.com/in/jamalmalik/details/experience/

xii https://www.linkedin.com/company/sales-advantage-llc/

xiii https://blog.hubspot.com/sales/increasing-credibility

xiv https://global.hitachi-solutions.com/blog/what-are-customer-insights/

xv https://clouddamcdnprodep.azureedge.net/gdc/gdcrdptsF/original

xvi https://www.ttec.com/articles/customer-insights-begin-customer-data-get-360-degree-view-your-customers

xvii https://www.youtube.com/watch?v=l5_QRUu3nkU

xviii https://www.pwc.ch/en/publications/2016/pmi_benefits_management_en_2016_web.pdf

xix https://www.sales-adv.com/

xx https://www.mordorintelligence.com/industry-reports/global-business-productivity-software-market

xxi https://www.grandviewresearch.com/industry-analysis/sales-enablement-platform-market-report

xxii https://www.grandviewresearch.com/industry-analysis/sales-enablement-platform-market-report

xxiii https://www.thebusinessresearchcompany.com/report/customer-analytics-global-market-report

xxiv https://www.thebusinessresearchcompany.com/report/customer-analytics-global-market-report

xxv Pitchbook, pulled 1/10/2023

xxvi https://finance.yahoo.com/news/zoominfo-announces-fourth-quarter-full-210500081.html

xxvii https://techcrunch.com/2021/07/13/zoominfo-drops-575m-on-chorus-ai-as-ai-shakes-up-the-sales-market/?guccounter=1

xxviii https://finance.yahoo.com/news/zoominfo-announces-fourth-quarter-full-210500081.html

xxix https://www.highspot.com/

xxx Pitchbook, pulled September 7, 2023

xxxi https://www.businesswire.com/news/home/20230306005129/en/Databook-Unveils-Strategic-Relationship-Management-SRM-Platform-to-Boost-Enterprise-Sales-Productivity

xxxii https://www.businesswire.com/news/home/20220214005221/en/Databook-Secures-50-Million-Series-B-at-a-550-Million-Valuation-to-Transform-Enterprise-Selling

xxxiii https://www.yalo.com/

xxxiv Pitchbook, pulled September 7, 2023

xxxv https://www.demandbase.com/

xxxvi https://www.demandbase.com/on-demand-demo/?content=mega-menu

xxxvii https://partners.demandbase.com/integrations

xxxviii Pitchbook, pulled October 17, 2023

xxxix https://www.linkedin.com/in/jamalmalik/



xl https://www.businesswire.com/news/home/20180622005135/en/Revint-Solutions-Accelerates-Path-Towards-Enterprise-Wide-Revenue-Integrity-Announces-Strategic-Acquisitions-of-CloudMed-and-AcuStream

xli https://www.linkedin.com/in/micah-smith-3131127/

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Sales Advantage LLC
9108 Allisonwood Dr
Indianapolis, IN 46250

Ladies and Gentlemen:

The undersigned understands that Sales Advantage LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $1,000,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 1, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on April 29, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the

Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

    c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

    d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof

4

which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Sales Advantage LLC 9108 Allisonwood Dr Indianapolis, IN 46250 Attention: Jamal Malik
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Sales Advantage LLC
By_____ Name: Title:

EXHIBIT D

Crowd Note

Sales Advantage LLC

CROWD NOTE

FOR VALUE RECEIVED, Sales Advantage, a Delaware limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Offering End Deadline**" is April 29, 2024.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, of the Company's preferred membership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred membership interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding preferred membership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for preferred membership interests, (ii) exercise of all outstanding options and warrants to purchase preferred membership interests and, in the case of Section 1(b), and (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,000,000.00 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's preferred membership interests that is identical in all respects to the preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to preferred membership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred membership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any

4

communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges that they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are _not_ a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Indiana as applied to other instruments made by Indiana residents to be performed entirely within the state of Indiana regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The

Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

  a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

  b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

  c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

  d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck




SALES
ADVANTAGE

Investor Presentation

SALES ADVANTAGE

www.sales-adv.com

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.







THE TEAM



JAMAL MALIK
CEO / Co-Founder

Former sales leader at
Microsoft. Expert in sales
culture transformation with
more than 20+ years in the tech
industry.[1]









MICAH SMITH

Head of R&D / Co-Founder

15+ years experience in software R&D, Microsoft alum. Former Head of R&D of CloudMed Solutions (now part of R1).[2,3]






MAZEN SADAT
Board Member / Investor

20+ years in IT industry.
Mid-Market strategy
advisor and Management
Executive at KMicro[4]







WALTER FAWCETT

Advisor / CRM Strategist

25+ years creating value by helping companies become more agile and technology forward. Specializes in designing innovative solutions to business challenges.[5]





"FULL SELF-DRIVING FOR SELLERS & MARKETERS"

OUR VISION

Our vision is for account executives, sellers, and marketers to thrive in a world where artificial intelligence-powered (AI-powered) tools can revolutionize their interactions with accounts. We aim to empower professionals with a seamless integration of research and communication, aiding in uncovering strategic insights, fostering relationships, and driving exceptional outcomes. Our innovative solutions are designed to enhance productivity, streamline processes, and empower informed decision-making for lasting customer success.







PROBLEM STATEMENT



Building credibility with business decision-makers is vital for sales success, requiring deep customer insights and a robust account plan. Many organizations ignore account planning, which leads to ineffective conversations during customer interactions.[6 7 8]



THE SOLUTION

Our mission is to create the most advanced sales intelligence and collaboration toolset for enterprise and mid-market sellers and marketers. By seamlessly integrating AI technologies with world-class methodologies, we strive to empower professionals with unrivaled capabilities.



"THE CUSTOMER'S STRATEGY AT THE CENTER OF YOUR ACCOUNT PLAN"

industry to take advantage of powerful technologies to connect to their customers in a whole new way and help...
customers to access the latest technology advances so they can innovate and stay ahead in their industries.
marketing, commerce and IT teams by connecting customer data across systems, apps and devices to create a complete view of customers.
Customer 360 platform.
number of acquisitions which have allowed the Company to expand its offerings in...
Salesforce is committed to a core set of values: trust, customer success, innovation, equality and sustainability.
We believe that every business, in every industry, has to optimize for a digital-first customer, employee and partner experience, leveraging customer data t...

THE PRODUCT

SALES ADVANTAGE

ACCOUNT VALUE MAPPING PLATFORM

- Tools designed to aid sellers in understanding and aligning with their customers' organizational goals, investments, and outcomes
- By utilizing AI-driven insights and analytics, the platform allows users to create an account value map that highlights key business drivers and priorities, potentially allowing for a more targeted and strategic approach to engage with customers
- Through robust analytics and team collaboration features, the platform looks to transform traditional account planning methods, helping sales and marketing teams to create more efficient market research and increase customer acquisition

FEATURES

- Account Value Maps
- Sales Intelligence Chatbot
- AI Insights
- Value Proposition Generator
- Team Collaboration
- Customer Engagement and Value Map Sharing



sales-adv.com

TESTIMONIALS

"This tool helped me more easily understand my customers and their corporate goals. It picked up themes that would have taken hours of research to uncover. As a seller, it gave me time back and enabled me to be crisper both internally and externally."



AMY KEMPER - GOOGLE

"The [Sales Advantage Value Mapping Platform] cuts through the minutia of the sales cycle. By helping sellers quickly identify key business drivers, the tool helps validate customers' emotional motivations and give them logical reasons to make decisions."



GORDON FOLZ - New Era Technology




TOTAL ADDRESSABLE MARKET

Verified Market Research reports that the global sales enablement platform market size is projected to reach USD 7.3 Billion by 2028, growing at a CAGR of 19.14% from 2021 to 2028.[9]

Allego, a sales enablement market player, reported that close to 50% of sales reps expressed a desire to be trained in virtual selling and AI.[10]

As per Highspot's sales enablement study, companies reporting more than $750 million have deployed a specialized enablement team for boosting sales.[11]



North American Market

$1B

30% of Global Market




Global

$4.02B

16% CAGR




Large Orgs

62% Market Share










INVESTMENT

Participate in a $1M round at a $6M valuation cap.

The investment will be used for:

- Expanding market reach
- Compliance and regulation
- Strategic hiring
- Marketing and branding
- Investing in product development
- Customer retention and upselling
- Strategic partnerships and collaborations
- Enhanced customer support





SALES ADVANTAGE

Sources

1) https://www.linkedin.com/in/jamalmalik/

2) https://www.linkedin.com/in/micah-smith-3131127/

3) https://www.globenewswire.com/news-release/2022/01/10/2363709/0/en/R1-RCM-to-Acquire-CloudmedCreating-the-Strategic-Revenue- Partner-for-HealthcareProviders.html

4) https://www.linkedin.com/in/mazensadat/

5) https://www.linkedin.com/in/walterfawcett/

6) https://blog.hubspot.com/sales/increasing-credibility

7) https://global.hitachi-solutions.com/blog/what-are-customer-insights/

8) https://www.demandfarm.com/blog/account-planning/

9) https://www.linkedin.com/pulse/global-sales-enablement-platform-market-size-evaluating/

10) https://www.grandviewresearch.com/industry-analysis/sales-enablement-platform-market-report

11) https://www.grandviewresearch.com/industry-analysis/sales-enablement-platform-market-report

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Webinar Transcript

Sales Advantage Webinar

0:03
Hello everybody and thank you for joining this call.

0:08
My name is Jamal Malik and this is a presentation around the business strategy and outlook for sales advantage.

0:20
Here is a legal notice and we will also provide some disclosures and sources at the end, you can check out as you see fit. And as we begin, I want to just quickly introduce myself again, Jamal Malik, I am the CEO and co-founder of Sales Advantage.

0:40
A little bit, a little bit about my background.

0:42
I've been in the tech industry for over 20 years.[i]

0:45
My focus has been value selling where at Microsoft I was the opportunity management lead for the company and I also contributed and led a large sales transformation effort to drive value selling and improve business predictability, forecast accuracy for the company, in my last engagement with them. About four years ago, I left Microsoft and started Sales Advantage.[ii]

1:18
With me is Micah Smith.

1:20
He is also a former Microsoft employee.

1:24
He has over 15 years of experience in research and development for the company.[iii]

1:32
He is our Chief Technology Officer.

1:34
He exited from a startup called CloudMed which is now part of R1.[iv] [v] And a few other people, notable additions to our team we have Mazen Sadat who is a Board member and our lead investor.

1:54

He has 20 years of experience in the IT industry and is a part of the management team at KMicro, which is a Microsoft solutions integrator.[vi] [vii] And we also have Walter Fawcett.[viii]

2:17
He works as an advisor for us.

2:19
He's been in the industry for 25 plus years[ix] and is focusing on helping us figure out our go-to-market execution plan explicitly as it relates to CRM integration and execution.

2:37
So, want to take a second and just talk about who Sales Advantage is and what we do, what we focus on.

2:43
So basically our long-term vision is to help automate the BDR function for companies all over the world.

2:54
And when we say automate the BDR function, or the business development function, what we're talking about is streamlining all aspects of understanding customer research, building unique value propositions, client engagement, and lastly, focusing on triage and helping sellers understand, knowing the needs of their customers, but also connecting them with individuals that show a positive or a qualified lead, understanding their budget, buying authority, need, and timeline for different sales pursuits.

3:39
OK.

3:40
The primary problem statement that we are looking to address revolves around selling to business decision makers.

4:01
We at Sales Advantage understand that and essentially look to empower sellers with deep industry and customer insights, explicitly what their business goals are, the investments they're making, the outcomes they care about, the business changes or campaigns they're working on, projects, and then associating or marrying them with the product the seller is selling as a way to validate and also build credibility and show to customers that sellers understand their business.

4:32
Now again, this is primarily done by very skilled sellers already.

4:39
However, the amount of time and effort and research that's associated with understanding a

customer's business strategy as it evolves, as it changes, as different disruptors enter into the market, can be very time consuming and, and challenging.[x xi xii]

4:59
So at Sales Advantage, what we've done, is we've taken and harnessed two things, both the power of artificial intelligence and a approach for basically categorizing the business strategy of an organization.

5:14
Our focus is to take publicly available information, whether it's an annual report, a 10K, a 10Q, proxy statement, that we can ascertain from the Securities Exchange Commission, within the U.S., or by doing web scraping of news articles and understanding what's going on both in public and privately-held companies.

5:40
Or by looking at and analyzing information that a seller can upload into the tool.

5:49
And through these three means, what we're able to do is get incredible amount of insights again into the business strategy, the priorities, the investments, the outcomes that an organization cares about, and very quickly present back to the seller and the customer a account value map that shows how their products explicitly helps a customer be successful using their language, information that they have provided, or information that a seller has gleaned on, on their own.

6:24
A little bit more about this Account Value Mapping platform that we've developed.

6:28
So the corner, or I would say the, the, the cornerstone at the core of the product is something that again is based off of the value mapping feature, organizing an organization's goals, their investments, their outcomes, their changes of campaigns and projects, as we mentioned.

6:49
And we've also layered on in addition to the web scraping and news articles that you can also search for, for both public and privately owned companies and as well as information you've uploaded yourself is this sales intelligence chatbot, which allows you to ask the, the tool explicit information varying from not only what the priorities are for the customer, their financial performance, what different projects or initiatives that might be taking place within an organization and presenting it in a very easy to use fashion that effectively allows sellers to quickly not only gain insights but even understand how they should engage with a customer.

7:40
We have another very powerful feature called AI insights which again you can point any document to and we can then scrape and pull very strategic information about the organization that you're trying to position your, your products towards.

7:55
We also have a very powerful tool called the Value Proposition Generator.

7:59
So once you're able to build an Account Value Map and align your products to the business strategy of an organization, our value prop generator will develop a differentiated value prop for you specifically based on the customer's business strategy.

8:18
And the reason why this is very powerful is because it can be used obviously in terms of customer contact, messaging, marketing, as well as figuring out what, where in the organization you should look to position the product or solution towards.

8:37
We have powerful team collaboration capabilities which effectively allows not only the sales team but customer success, team services, support teams, product sellers, you name it.

8:50
The ability to surround around the needs of a customer and have a single source of truth around what an organization is focusing on, what they're investing in and really helps bring all these disparate team members together, marketing included, to get very deep on the needs of customers.

9:11
And then lastly, being able to share those maps with customers, with partners if needed is another key feature of the platform.

9:22
We've already had some great feedback from several users around the power and utility of the tool.

9:33
We've got 2 very good points of feedback.

10:05
We've got Gordon Folz who's the, the Sales VP for New Era technology, they're a SAP integrator, again talking about how this greatly reduces the amount of effort and time associated with researching a company, but then also validating the needs of a customer with business decision makers and building credibility there.[xiii]

10:28
Right now we see that this space, specifically around sales tools, enablement, and AI, will be a fairly large and growing market over the next four to six years.

10:40

We have some research that shows that this, this area will reach $7.3 billion by 2028, which represents a 20% growth, near 20% growth from 2021 to 2028.[xiv]

11:14
And then lastly, I'm showing that in very large organizations those that have revenues over $750 million have deployed specialized enablement teams helping boost sales performances.[xv]

11:29
So again what this represents is showing that in the enterprise space we can make a big impact but then also in the mid-market to small to medium business space.

11:40
And we also have solutions that help sellers who have one to many customers quickly get insights about their customers, qualify in or out accounts that should be or should not be talking to, and then quickly build credibility with those business decision makers.

11:57
We are asking you all to participate in a $1 million round investment with a $6 million valuation cap.

12:07
Again, we will focus on helping our, our organization expand our market reach.

12:13
We also have to think about as you move out of the U.S. into places like E.U. to make sure that we're about aligning or abiding towards compliance and regulations specifically associated with GDPR.

12:30
We want to make some strategic hires specifically in marketing and in sales.

12:35
We want to accelerate our product development, which specifically will help us get to the goal of completely automating the BDR function.

12:42
So this means that everything from understanding the customers' needs, building a unique value proposition, and then also automating the customer engagement and triage capabilities that are required to fully automate the top of the funnel activities.

12:58
We also want to leverage these investments to help us with investing in strategic partnerships and then and then lastly making sure the customer and user experience is, is top notch and then continue to prove every day.

13:16

Here are a few sources that you can look at.

13:19

Again giving more background around the individuals that are part of the organization and then also some research and some references towards our, our references, our testimonials, and things of that nature.

13:39

And here are a few more slides around investment risk.

13:43

You can choose to check out as you see fit. Company risk.

13:57

All right.

13:58

And that concludes the investor presentation for Sales Advantage.

14:03

Thank you for listening.

[i] https://www.linkedin.com/in/jamalmalik/

[ii] https://www.linkedin.com/in/jamalmalik/

[iii] https://www.linkedin.com/in/micah-smith-3131127/

[iv] https://www.linkedin.com/in/micah-smith-3131127/

[v] https://www.globenewswire.com/news-release/2022/01/10/2363709/0/en/R1-RCM-to-Acquire-CloudmedCreating-the-Strategic-Revenue-%20Partner-for-HealthcareProviders.html

[vi] https://www.linkedin.com/in/mazensadat/

[vii] https://kmicro.com/

[viii] https://www.linkedin.com/in/walterfawcett/

[ix] https://www.linkedin.com/in/walterfawcett/

[x] https://scileads.com/news/the-importance-of-understanding-your-customers

[xi] https://www.layerise.com/resources/blog/post/10-reasons-why-its-important-to-understand-your-customers

[xii] https://www.linkedin.com/pulse/why-truly-understanding-your-customer-so-difficult-brian-posnanski/

[xiii] https://www.linkedin.com/in/gordon-folz-65258712/

[xiv] https://www.linkedin.com/pulse/global-sales-enablement-platform-market-size-evaluating/

[xv] https://www.grandviewresearch.com/industry-analysis/sales-enablement-platform-market-report